January 9, 2009

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re: Radian Group Inc.

Form 10-K for the Fiscal Year Ended December 31, 2007

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

File Number: 001-11356

Dear Mr. Rosenberg:

We have considered carefully each of the comments in your letter dated December 23, 2008. On behalf of Radian Group Inc., I respectfully provide our responses to these comments below. For your convenience, the text of each comment is reproduced below before the applicable response. References in this letter to “we,” “us,” “our,” or “ours” refer to Radian Group Inc. and its consolidated subsidiaries.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Notes to Unaudited Condensed Consolidated Financial Statements, page 7

1.      In order to help us evaluate your response to prior comment one, please tell us whether all of your contracts with mark-to-market provisions are accounted for as derivatives. Revise your disclosures as appropriate.

Response: All of our contracts with mark-to-market provisions are accounted for as derivatives. As of December 31, 2008, there were three of these contracts outstanding (two in which mark to market termination provisions have been triggered) and they are described on pages 45 and 46 of our September 30, 2008 10-Q. We will revise this disclosure in future filings beginning with our 2008 10-K, to clarify that these contracts are accounted for as derivatives.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

2.      Please refer to prior comment four. Please revise your proposed disclosure to clarify each of the terms used, including the Initial Average Number of Sustainable Credit Events, Current Average Number of Sustainable Credit Events and Minimum Number of Sustainable Credit Events. Also, please revise your disclosure to discuss the trends in each of these measures and the resulting impact and expected reasonably likely impact on the financial statements.

Response: We will revise our disclosures beginning with our 2008 10-K to clarify each of the terms used as well as to describe the trends in these measures and the resulting impact and expected reasonably likely impact on our financial statements. Our proposed revised disclosure is as follows:

“The following table provides information regarding our credit exposure to our direct Corporate CDO portfolio as of September 30, 2008 (the “Determination Date”), by year of scheduled maturity. It includes our aggregate net par exposure (the “Aggregate Net Par Exposure”), as well as information regarding the number of Sustainable Credit Events in our portfolio. The number of Sustainable Credit Events is the number of credit events on different corporate entities that would be required to occur in order to reduce the subordination below our position to zero and thus result in a claim payment. In order to determine the number of different corporate entities that would be required to experience a credit event before the subordination below our position in each transaction would be reduced to zero, we calculate the weighted average net par exposure per corporate entity , then reduce such amount by an assumed recovery value (except with respect to transactions where we have agreed to a set fixed recovery, in which case we assume such fixed recovery), which then determines the reduction of subordination that would occur for each applicable credit event. The assumed recovery value that we use is based on historical recoveries with past credit events in the market and may differ from actual recoveries. We then divide the aggregate subordination for the applicable transaction by the related reduction of subordination per credit to determine the applicable number of corporate entities that need to experience credit events before subordination in the transactions below our position would be reduced to zero. Specifically presented in the tabular disclosure below are: the “Initial Average # of Sustainable Credit Events,” which represents the average number of Sustainable Credit Events determined as of the inception of each such transaction; the “Current Average # of Sustainable Credit Events,” which represents the average number of Sustainable Credit Events determined as of September 30, 2008, the “Minimum # of Sustainable Credit Events,” which represents the number of Sustainable Credit Events in the transaction with the fewest number of Sustainable Credit Events for each year of scheduled maturity; and the “Average # of Current Remaining Entities in Transaction,”, which represents the current average number of different corporate entities in each of the transactions.

Credit Exposure of Direct Corporate CDO Portfolio as of September 30, 2008 ($ in billions)

Year of Scheduled Maturity	Number of CDS Contracts/Policies	Aggregate Net Par Exposure		Initial Average # of Sustainable Credit Events*	Current Avg. # of Sustainable Credit Events*	Minimum # of Sustainable Credit Events	Avg. # of Current Remaining Entities in Transaction*
2008	1	$0.1		9.3	9.1	9.1	127.0
2009	7	1.0	*	12.1	11.2	5.8	122.7	**
2010	7	1.2		14.8	13.0	7.5	124.3
2011	3	1.5		39.1	39.1	31.4	101.3
2012	16	5.9		25.5	24.3	11.6	104.8
2013	36	15.2		31.9	31.3	16.6	101.1
2014	16	6.5		29.6	28.8	11.3	99.9
2017	17	6.3		26.0	25.2	13.7	101.4

Total	103	$38.0

No Corporate CDO transactions are scheduled to mature in 2015 or 2016. All of our direct Corporate CDO transactions are scheduled to terminate on or before December 2017.

*	Average amounts presented are simple averages.
**	In addition, we have insured a CDO-squared transaction (a transaction of a master CDO with four sub-pools of Corporate CDOs) with $243 million in outstanding notional exposure that is scheduled to expire in June 2009, where we have exposure to an aggregate of 297 corporate names.

In 2008 we experienced decreases in the Current Average number of Sustainable Credit Events, Minimum number of Sustainable Credit Events and the Average number of Current Remaining Entities in Transaction primarily due to credit events in the financial services sector. Several significant financial institutions experienced credit events in the third quarter of 2008, including Fannie Mae, Freddie Mac, Lehman Brothers Holdings Inc, and Washington Mutual. Despite these credit events, as of September 30, 2008, the current average number of sustainable credit events has declined only slightly from the initial average number of sustainable credit events. Current market spreads used to estimate our Corporate CDO fair values imply that we should expect significant further deterioration in current subordination levels. Further deterioration in available subordination beyond anticipated levels may decrease the estimated fair value of these derivative contracts resulting in decreased earnings. However, given the remaining subordination in our direct Corporate CDO transactions and the remaining term of those transactions that have experienced the greatest deterioration of subordination, we currently do not expect any material claims with respect to our direct Corporate CDO portfolio.”

3.      In order to help us evaluate your responses to prior comments 6, 10, and 17, please clarify why you believe it is appropriate to recognize an asset in situations where the net present value of the contractual premium exceeds the net present value of the fair premium. Please address how recording an asset is consistent with the underlying economic substance of your CDS contracts, and ensure that your response is not limited to the mathematical application of your valuation model.

Response: As described in our disclosures as of September 30, 2008, certain of our financial guaranty contracts had estimated fair values that were positive and therefore were in an asset position. Such derivative asset valuations represent the consideration that we believe would be transferred to us in exchange for another market participant assuming all obligations under our contract, including our contractual premium. In accordance with the provisions of SFAS No. 157, the transferee is assumed to have a credit quality that is similar to us. In each instance where a contract has a fair value asset position, that transferee, like us, would be entitled to receive contractual premiums that are in excess of the fair premium that such transferee would be paid to execute a new contract with the same terms in the current market (exit price approximates entry price, as discussed in our November 25, 2008 response to comment three). We believe that hypothetical market participants, therefore, would be economically indifferent to (1) executing a new contract with current fair premium (which is less than our contractual premium) or (2) assuming obligations under our contract terms and providing consideration to us equal to the net present value of the excess of contractual premiums to be received over the fair premium it would obtain in the current market. Our point of view is based on our observations of the active entry market, when it existed. However, as we have previously disclosed, there is a high degree of uncertainty about these estimates since our contracts are not traded or exchanged.

4.      Please refer to prior comment 14. Please provide us with proposed revised disclosure that addresses how you validate the output of the valuation models that you use to value your credit default swaps. For example, you may wish to discuss whether and how often you calibrate the model to market, back-test, or otherwise validate it.

Response: Set forth below is our proposed revised disclosure that will be presented within our SFAS No. 157 disclosures as well as our critical accounting estimates beginning with our 2008 10-K:

“Fair value is defined as the price that would be received in connection with the sale of an asset or that would be paid to transfer a liability. In determining an exit market, we consider the fact that most of our derivative contracts are unconditional and irrevocable, and contractually prohibit us from transferring them to other capital market participants. Accordingly, there is no principal market for such highly structured insured credit derivatives. In the absence of a principal market, we value these insured credit derivatives in a hypothetical market where market participants include other monoline mortgage and financial guaranty insurers with similar credit quality to us, as if the risk of loss on these contracts could be transferred to these other mortgage and financial guaranty insurance and reinsurance companies. We believe that in the absence of a principal market, this hypothetical market provides the most relevant information with respect to determining fair value estimates.

We determine the fair value of our derivative assets and liabilities using internally-generated models. We utilize market observable inputs whenever they are available and relevant. However, there is a high degree of uncertainty about our fair value estimates since our contracts are not traded or exchanged, which makes external validation and corroboration of our estimates difficult, particularly given the current market environment, where very few, if any, contracts are being traded or originated. In very limited recent instances, we have negotiated terminations of financial guaranty contracts with our counterparties and believe that such terminations provide the most relevant data with respect to validating our fair value estimates and such data has been generally consistent with our fair value estimates.

Beginning in the first quarter of 2008, in accordance with SFAS No. 157, we made an adjustment to our derivative liabilities valuation methodology to account for our own non-performance risk by incorporating our observable credit default swap spread into the determination of the fair value of our credit derivatives. Our five-year credit default swap spread widened by 591 basis points during 2007 and an additional 1,684 basis points during 2008 to 2,312 basis points at September 30, 2008. Considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates may not be indicative of amounts we could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a significant effect on the estimated fair value amounts.”

In connection with the responses to the comments set forth above, we acknowledge that:

•     We are responsible for the adequacy and accuracy of the disclosure in our filings;

•     Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•     We may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions about any of the responses to your comments, or require further explanation, do not hesitate to contact me, at (215) 231-1444.

Sincerely,

/s/ C. Robert Quint
C. Robert Quint
Chief Financial Officer